

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Wei Guo, President
Jet Cheer Investments Ltd.
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

>   **Re: Jet Cheer Investments Ltd.**
>   **Form 20-F**
>   **Filed June 22, 2010**
>   **File No. 000-54016**

Dear Mr. Guo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Risk Factors, page 2

2. Disclosure contained elsewhere in the registration statement indicates that shareholders of the company other than Mr. Nielsen, if any, will not be afforded the opportunity to vote

on a business combination transaction whether it will be structured as an acquisition or a reverse merger. Please provide a separate risk factor which clearly states that this is the case and explain why under British Virgin Islands law and the company's governing instruments it will not be required to present these transactions for shareholder approval.

Wei Guo, our President and sole director, will have conflicts of interest…, page 2

3. Please expand this risk factor to discuss, if applicable, any potential conflicts of interest arising from Mr. Nielsen's ownership of the company and/or his ownership of two of the other blank check companies promoted by Mr. Guo. Please revise the heading of the risk factor to also reference Mr. Nielsen.

The Company may remain a shell company for an indefinite period of time, page 3

4. Considering your current capital resources and the costs of fulfilling your public reporting company obligation, please expand your disclosure here to disclose how long you expect your current resources to fund operations if you are not able to enter into a business combination transaction or to obtain additional funding.

If we are deemed to be a passive foreign investment company, page 4

5. Please define the term "passive income." Additionally, please state whether you will make annual determinations regarding your PFIC status and notify shareholders each year about your determinations.

Form of Acquisition, page 6

6. In light of your limited assets, please expand your disclosure here to explain how you intend to pay the significant costs you describe of entering into a business combination transaction.

Current Blank Check Company Experience, page 11

7. Please confirm that Mr. Nielsen does not have an interest in any other blank check companies beyond those listed here. Alternately, if he does have any such interests, please provide the same information you have provided for Mr. Nielsen's participation in the two blank check companies promoted by Mr. Guo.

Compensation, page 12

8. Statements in your disclosure here such as, "…may desire to employ or retain one or a number of members of our management…" and, "…the offer of any post-transaction employment to members of management…" imply that there is more than one member of

management. Because there is only one member of your management, please revise
these statements to refer specifically to Mr. Guo.

Related Party Transactions, page 13

9. We note your disclosure that, "Mr. Nielsen…committed to pay $50,000." Please tell us
whether your company has entered into a written agreement with Mr. Nielsen regarding
this commitment. If he has entered into a written agreement, file the agreement as an
exhibit and describe the material terms of the agreement in this section. If he has not done
so, please revise your disclosure to state that he has not entered into a written agreement
regarding this commitment.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or myself at 202-551-3715 with any
other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director